Exhibit 21.1
XILINX, INC.
SUBSIDIARIES OF REGISTRANT

NAME	PLACE OF INCORPORATION OR ORGANIZATION
Xilinx Limited	United Kingdom

Xilinx K.K.	Japan

Xilinx Development Corporation	California, U.S.A.

Xilinx International, Inc.	Colorado, U.S.A.

Xilinx SARL	France

Xilinx GmbH	Germany

Xilinx AB	Sweden

Xilinx Benelux B.V.B.A.	Belgium

Xilinx Holding Two Limited	Luxembourg

Xilinx Holding Three Ltd.	Cayman Islands

Xilinx Holding Six Limited	Cayman Islands

Xilinx Singapore Holding Pte. Ltd	Singapore

Xilinx Ireland	Ireland

Xilinx Israel Limited	Israel

Xilinx Canada Co.	Canada

Xilinx Sales International Pte. Ltd.	Singapore

Xilinx Asia Pacific Pte. Ltd.	Singapore

Xilinx Hong Kong Limited	Hong Kong SAR, China

Xilinx India Technology Services Private Limited	India

Xilinx Technology Shanghai Limited	China

AutoESL Design Technologies, Inc.	Delaware, U.S.A.

Xilinx NI Limited	United Kingdom

Midgard Acquisition LLC	Delaware, U.S.A.

Xilinx Technology Beijing Ltd.	China

Xilinx Estonia O.U.	Estonia